POWER OF ATTORNEY

BE IT KNOWN, that Lisa A. Knutson, Senior Vice President of Human Resources, does hereby make and appoint Mary Denise Kuprionis, Vice President, Secretary and Chief Compliance & Ethics Officer of The E. W. Scripps Company, as her true and lawful attorney for her and in her name, place and stead, giving and granting to said attorney the power and authority to sign and file reports required under Section 16(a) of the Securities and Exchange Act of 1934 with full power of substitution and revocation, hereby ratifying and confirming such act(s) that said attorney shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand as of the 1st day of July, 2008.

/s/ Lisa A. Knutson